1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Alexander C. Karampatsos

alexander.karampatsos@dechert.com +1 202 261 3402 Direct

July 16, 2025

VIA EDGAR

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	TPG Private Markets Fund
Registration Statement on Form N-2
File Nos. 333-285869 and 811-24064

Dear Ms. McManus:

This letter responds to comments that you provided telephonically on July 10, 2025 with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2025 on behalf of TPG Private Markets Fund (the “Fund”), and the Fund’s prior correspondence filing made on July 2, 2025 (the “Prior Correspondence”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement and/or the Prior Correspondence.

Concurrently with this letter, the Fund is filing an amendment to the Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please clarify whether the Fund intends to operate in accordance with the Staff position discussed in Comment 3 in the Prior Correspondence.

Response: The Fund so confirms.

2.	Comment: Please include prominent statements on the front cover page of the prospectus to the effect that “Shareholders will bear substantial direct and indirect fees and expenses in connection with their investment. Private equity investments involve a high degree of business and financial risk that can result in substantial losses and the Fund should be considered a complex investment that entails substantial risk and a prospective investor should invest in the Fund only if the investor can sustain a sustain a substantial or complete loss of their investment.”

Response: The Fund has revised the disclosure accordingly.

3.	Comment: Please confirm supplementally that the Fund will disclose the cost of each private equity investment within the schedule of investments as required by Rule 12-12 of Regulation S-X.

Response: The Fund so confirms.

4.	Comment: In the “Management Fee” section of the Prospectus, please disclose that the cost associated with the Fund’s investment in Investment Interests may be significant.

Response: The Fund has revised the disclosure accordingly.

5.	Comment: Please describe supplementally the markets in which the Fund intends to purchase and sell secondary investments and specifically highlight if there are bid/asks associated with these investments. Please also describe the availability and frequency of such price information and its impact on the Fund’s valuation procedures.

Response: While the secondary market for private fund interests has generally expanded, it is not a quoted market where ongoing bid/asks are available with any regularity. Secondary market transactions are typically bilateral agreements between buyer and seller and such transactions are often subject to the consent of the general partner of the underlying private fund.

6.	Comment: Please supplementally describe if the Fund intends to participate in continuation fund transactions for exits from Fund investments and has considered the implication of such participation in the Fund’s valuation procedures (vis a vis the use of any NAV of a practical expedient).

Response: The Fund may from time to time participate in continuation fund transactions for liquidity or exits from Fund investments. The Fund confirms the applicable valuation procedures consider the implication of such participation.

7.	Comment: In the Expense Example for Class A Shares, please incorporate the maximum sales load of 3.5%. In addition, please clarify the treatment of the maximum repurchase fee in the calculation.

Response: The Fund has revised the disclosure accordingly.

8.	Comment: In the Calculation of Net Asset Value section, please include disclosure addressing adjustments for revision to previously assigned values (e.g., as a result of an audit).

Response: The Fund respectfully submits that this disclosure is included in the “Valuations Subject to Adjustments” risk disclosure. The Fund has revised the disclosure accordingly.

9.	Comment: In the sixth paragraph of the Calculation of Net Asset Value section, please add, if accurate, disclosure that the Adviser’s and/or TPG’s fair value determinations may prove to be inaccurate. Please include disclosure that interim valuations of private fund investments could have an adverse effect on the Fund’s NAV and shareholder transactions in the shares, and provide a cross reference to the relevant risk disclosure in the Prospectus.

Response: The Fund notes that only the Adviser provides fair valuations of the Fund’s investments. The Fund has revised the disclosure accordingly.

*        *        *        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos